

March 28, 2012

<u>Via Facsimile</u>
Mr. Frank J.M. ten Brink
Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

   Re: Stericycle, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 0-21229

Dear Mr. ten Brink:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8 Financial Statements and Supplementary Data, page 32

Note 2 – Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 40

1. In the business section of your Form 10-K, on page 6, you state that you have the ability to manage the full spectrum of waste streams generated by a facility with your Integrated Waste Stream Solutions service and that many of your large quantity services deliver fully integrated/ turnkey solutions which include program design, clinical staff education, implementation support, onsite service personnel and the necessary service equipment to support each program. Please tell us whether any of your integrated services contain multiple element arrangements; and if so, please explain to us the nature of these arrangements and their impact on your financial statements.

2. Please tell us whether your customer contracts include post-contractual service obligations, and if so, how you account for such arrangements.

Note 11 – Goodwill and Other Intangible Assets, page 55

3.   We note that during 2011 you assigned $190.4 million to your customer relationship intangible asset with amortization periods ranging from 14 to 40 years. Given the wide range in your amortization periods, please tell how you determined the useful lives of your customer relationship intangible assets, as well as the results of such analysis.

Signatures, page 71

4.   In future filings, please provide both signature sections pursuant to Form 10-K Instruction D.2(a) and the form itself. We note that while you have included signatures on behalf of the company by its officers and directors, you have not included the signature by the registrant. Please revise future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865, or John Hartz at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Pamela Long at (202) 551-3765 with any other questions.

                                                Sincerely,

                                                /s/ John Cash, for

                                                John Hartz
                                                Senior Assistant Chief Accountant